Exhibit 4(a)
SHARE PAYMENT AGREEMENT

This Share Payment Agreement (the “Agreement”) is made this 9th day of October, 2009, between the CJK Dictionary Institute, Inc. (hereinafter “CJK”), a corporation of Japan, having a principal address at Komine Building, 2 chome 34-15 Tohoku, Niiza shi, Saitama 352-0001, Japan, and Fonix Speech Inc., (hereinafter “Fonix”), a Delaware corporation having a principal place of business at 387 South 520 West, Suite 110, Lindon, Utah 84042 USA.

RECITALS

A.          On approximately October 16, 2007, CJK and Fonix entered into a Licensing Agreement dated October 16, 2007, as amended by amendments dated April 18, 2008 and June 19, 2008 (collectively the “License”) (attached as Exhibit A, B and C, respectively) pursuant to which CJK granted Fonix a world-wide, non-exclusive, perpetual right to incorporate into Fonix products a Chinese Lexical Database, a Japanese Lexical Database, and a Korean Lexical Database (collectively the “CJK Databases”).

B.           Pursuant to the License, CJK was entitled to a licensing fee (the “Fee”) after delivery of the CJK Databases.  During November of 2007, CJK delivered the CJK Databases to Fonix.

C.           CJK has agreed to accept shares of Fonix Common Stock (the “Shares”) as payment of the Fee, and Fonix has agreed to pay the Fee to CJK through the issuance of the Shares, pursuant to this Agreement.

NOW, THEREFORE, FONIX AND CJK AGREE AS FOLLOWS:

1.             Payment of the Fee.

A.          Fonix agrees to pay the Fee earned by CJK in November 2007 by issuing to CJK shares of Class A common stock of Fonix Corporation (the “Shares”) having a value of $85,000 (USD) as of the date of issuance, with the number of Shares to be issued being determined by dividing $85,000 by the per share market price of Fonix’s common stock on the day immediately prior to issuance.  Fonix agrees to file a registration statement on Form S-8 (the “Registration Statement”) with the U.S. Securities Exchange Commission to register the issuance of the shares.  The Registration Statement shall be filed within five (5) business days of the execution of this Agreement, and the Shares will be issued within five (5) business days of the filing of the Registration Statement.  Counsel for Fonix shall provide an opinion that upon issuance of the Shares, the same may be immediately sold and that there is no restriction imposed pursuant to State or Federal Securities laws which would restrict or delay sale of the Shares, except as set forth in paragraph 2 below.

B.          In the event that CJK observes the conditions of Section 2 of this Agreement, and sale of the Shares does not result in realization of $85,000 in sales proceeds, Fonix agrees to issue additional shares to CJK until the full $85,000 has been realized from the sale of Fonix shares.  However, in the event CJK observes the conditions of Section 2 of this Agreement, and the sale of the Shares results in realization of more than $85,000 in sales proceeds, CJK agrees to return to Fonix: (a) all sales proceeds in excess of $85,000; and (b) all unsold Shares.

2.             Restriction on the Sale of the Shares.  CJK agrees that it is shall not allow its agent to sell more than $1,500 worth of Shares on any given day in order to maintain a market for Fonix stock.  CJK agrees that if it breaches this provision, it will forfeit all rights to, and shall return to Fonix, all of the Shares that are not sold as of the date of the breach.

3.             Consideration.  The parties acknowledge and agree that the mutual covenants set forth in this Agreement constitute good and valuable consideration for this Agreement, the sufficiency of which is hereby acknowledged.

4.             Full and Independent Knowledge.  The parties represent that they have been represented by counsel in connection with the preparation and review of this Agreement, that they have specifically discussed with counsel the meaning and effect of this Agreement, and that they have carefully read and understand the scope and effect of each provision of this Agreement.  The parties further represent that they have not relied upon any representation or statement

5.             Successors and Assigns.  This Agreement shall bind and inure to the benefit of the parties’ heirs, administrators, successors, and assigns, provided however, that no party hereto may sell, assign, transfer, encumber, convey, or otherwise dispose of its rights or obligations hereunder to any third party without the prior written approval of the other parties hereto.

6.             Preparation of this Agreement and Construction of its Terms.  The parties agree that each of them have, through counsel participated in and contributed to the preparation of this Agreement.  The parties agree that this Agreement shall be regarded and deemed as having been prepared jointly by the parties hereto.  Any ambiguity or uncertainty existing herein shall not be interpreted or construed against any party thereto by virtue of who may have drafted such provision.

7.             Amendment to this Agreement.  This Agreement may not be altered, amended, modified or otherwise changed in any respect or particular whatsoever except by a writing executed by an authorized representative of each party hereto.

8.             Further Assurances.  Each of the parties, without further consideration, agrees to execute and deliver such other documents and take such other action as may be reasonably necessary to consummate more effectively the subject matter hereof.

9.             Authorization.  Any person signing this Agreement for or on behalf of an entity other than a natural person does by said signature warrant that he or she is duly authorized by said entity to undertake such action on its behalf, and that such signature is the valid and binding act of that entity.

10.           Severability.  Should any part, term or provision of this Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms and provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be part of this Agreement.

11.           Entire Agreement.  The parties agree that this Agreement sets forth the entire agreement between them regarding the subject matters addressed by this Agreement.

12.           Execution in Counterparts.  The parties hereto agree that this Agreement may be executed in counterparts and that it is the intent of the parties that the copy signed by a party will be fully enforceable against said party, and all signed counterparts (whether a facsimile or original) shall be deemed to be an original.

Fonix Corporation	The CJK Dictionary Institute

By:	/s/	By:	/s/
Roger D. Dudley, Chief Executive Officer		Jack Halpern, Chief Executive Officer

Date:		Date:

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